Filed by iGames Entertainment, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-12 and Rule
                                 14d-2 Under the Securities Exchange Act of 1934
                                     Subject Company: iGames Entertainment, Inc.
                                                    Commission File No.000-49723
News Release

                                                           FOR IMMEDIATE RELEASE
                                                                 January 5, 2004

INVESTOR CONTACT:
Investor Relations
(800) 530-1558

                 IGAMES ENTERTAINMENT, INC. ANNOUNCES CLOSING OF
                       MONEY CENTERS OF AMERICA MERGER AND
           APPOINTMENT OF CHRISTOPHER M. WOLFINGTON AS CHAIRMAN & CEO

LAS VEGAS, NV - iGames Entertainment Inc. (OTC Bulletin Board: IGME - News) today announced that the previously announced merger with Money Centers of America closed on Friday, January 2, 2004. Following closing, iGames Entertainment appointed Christopher M. Wolfington as its new Chairman & CEO.

Christopher Wolfington, Chairman & CEO of iGames Entertainment stated, "This is just the first step in executing our business plan. We will continue to aggressively pursue sales and acquisitions to build our platform for the future."

"We are extremely excited about the closing with Money Centers and combining our efforts in one focused direction. We look forward to a profitable and rewarding future and will give our newly appointed Chairman and CEO, Chris Wolfington, the support needed to accomplish it," stated Jeremy Stein, President of iGames Entertainment.

About iGames Entertainment

iGames Entertainment, Inc. develops, manufactures and markets technology-based products for the gaming industry. The Company's growth strategy is to become the innovator in cash access and financial management systems for the gaming industry. The business model is specifically focused on specialty transactions in the cash access segment of the funds transfer industry. For a complete corporate profile on iGames Entertainment Inc., please visit the Company's corporate website at http://www.igamesentertainment.com.

Safe Harbor Act Notice: Certain matters discussed in this news release are forward-looking statements, as it is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to, statements concerning iGames Entertainment's commencement of a new business plan, and its ability to raise funds in connection with such plan, the ability to close pending transactions and other risks detailed from time to time in iGames Entertainment's filings with the Securities and Exchange Commission. Actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of iGames Entertainment Inc. For more information, please contact Investor Relations, 800-530-1558.